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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____10/01/06____ AND ENDING____9/30/07____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lee Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2756 Woodlawn Drive   Suite 6-201
                              (No. and Street)

Honolulu   Hawaii   96822
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nora Simpson   302-897-6782
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
                    (Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
    (Address)   (City)   (State)   (Zip Code)

PROCESSED
FEB 19 2008
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 5 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Nora Simpson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lee Financial Securities, Inc._____ , as of __September 30_____, 20 __07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Nora Simpson
_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEE FINANCIAL SECURITIES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

SEPTEMBER 30, 2007

TAIT, WELLER & BAKER LLP

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lee Financial Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying statement of financial condition of Lee Financial Securities, Inc. as of September 30, 2007 and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Pacific Securities, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
November 27, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Lee Financial Securities, Inc.

N 3 | | | | | | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __9/30/07__ [99]
SEC FILE NO. __8-40219__ [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 37,966	[200]			$ 37,966	[750]
2. Receivables from brokers or dealers:						
A. Clearance account	$	[295]				
B. Other		[300]	$	[550]		[810]
3. Receivable from non-customers		[355]		[600]		[830]
4. Securities and spot commodities owned at market value:						
A. Exempted securities		[418]				
B. Debt securities		[419]				
C. Options		[420]				
D. Other securities		[424]				
E. Spot commodities		[430]				[850]
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		[440]		[610]		[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		[470]		[640]		[890]
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	102,886	[670]	102,886	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]		[680]		[920]
11. Other assets		[535]		[735]		[930]
12. TOTAL ASSETS	$ 37,966	[540]	$ 102,886	[740]	$ 140,852	[940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Lee Financial Securities, Inc.	as of 9/30/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] '₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	'₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	940 [1205]	[1385]	940 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] '₁₂	[1390] '₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders '₈ $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 940 [1230]	$ [1450]	$ 940 [1760]

Ownership Equity

			Total
21. Sole Proprietorship		'₁₅ $	[1770]
22. Partnership (limited partners)	'₁₁ ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock		2,500	[1792]
C. Additional paid-in capital		242,226	[1793]
D. Retained earnings		(104,814)	[1794]
E. Total		139,912	[1795]
F. Less capital stock in treasury	'₁₆ (		) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 139,912	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 140,852	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Lee Financial Securities, Inc.	as of 9/30/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 139,912	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	139,912	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 139,912	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 102,886 [3540]	
B. Secured demand note delinquency	[3590]	
C. Commodity futures contracts and spot commodities – proprietary capital charges	[3600]	
D. Other deductions and/or charges	[3610]	(102,886) 3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions	$ 37,026	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	$ [3660]	
B. Subordinated securities borrowings	[3670]	
C. Trading and investment securities:		
1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)	[3736]	( ) 3740
10. Net Capital	$ 37,026	3750

OMIT PENNIES

The audited net capital is the same as the unaudited net capital of $37,026 at 9/30/07 filed with the Focus Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Lee Financial Securities, Inc.	as of 9/30/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	63	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	32,026	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂	$	36,932	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	940	3790
17. Add:			
A. Drafts for immediate credit .... ₂₁ $			3800
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $			3810
C. Other unrecorded amounts (List) .... $			3820
	$		3830
18. Total aggregate indebtedness	$	940	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	2.54%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Lee Financial Securities, Inc.

For the period (MMDDYY) from 10/01/06 [3932] to 9/30/07 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ... $ _____ [3935]
   b. Commissions on listed option transactions ... [3938]
   c. All other securities commissions ... 2,026 [3939]
   d. Total securities commissions ... 2,026 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ... [3945]
   b. From all other trading ... [3949]
   c. Total gain (loss) ... [3950]
3. Gains or losses on firm securities investment accounts ... [3952]
4. Profit (loss) from underwriting and selling groups ... [3955]
5. Revenue from sale of investment company shares ... [3970]
6. Commodities revenue ... [3990]
7. Fees for account supervision, investment advisory and administrative services ... [3975]
8. Other revenue ... 280,703 [3995]
9. Total revenue ... $ 282,729 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ... [4120]
11. Other employee compensation and benefits ... 240,644 [4115]
12. Commissions paid to other broker-dealers ... 247 [4140]
13. Interest expense ... [4075]
    a. Includes interest on accounts subject to subordination agreements ... [4070]
14. Regulatory fees and expenses ... 7,663 [4195]
15. Other expenses ... 29,153 [4100]
16. Total expenses ... $ 277,707 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ... $ 5,022 [4210]
18. Provision for Federal income taxes (for parent only) ... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ... [4222]
    a. After Federal income taxes of ... [4338]
20. Extraordinary gains (losses) ... [4224]
    a. After Federal income taxes of ... [4239]
21. Cumulative effect of changes in accounting principles ... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items ... $ 5,022 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $ N/A [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Lee Financial Securities, Inc.

For the period (MMDDYY) from 10/01/06 to 9/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 114,890 [4240]
   - A. Net income (loss) .... 5,022 [4250]
   - B. Additions (Includes non-conforming capital of .... ₂₉ $_____ [4262]) 20,000 [4260]
   - C. Deductions (Includes non-conforming capital of .... $_____ [4272]) [4270]

2. Balance, end of period (From item 1800) .... $ 139,912 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ₃₀ $ N/A [4300]
   - A. Increases .... [4310]
   - B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ N/A [4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.	as of ___9/30/07___

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....$5,000 (Category)..   X   4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained   4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 4335   4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter)   4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36   N/A   [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

LEE FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended September 30, 2007

INCREASE (DECREASE) IN CASH

Cash flows from operating activities

Commissions and other fees received	$ 275,620
Salaries and other expenses paid	(275,681)
Net cash used for operating activities	(61)

Cash flows from investing activities

Stockholder capital contributed	20,000
Net increase in cash	19,939

Cash

Beginning of year	18,027
End of year	$ 37,966

**RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES**

Net income	$ 5,022
Increase in accounts receivable from affiliate	(5,083)
Net cash used for operating activities	$ (61)

LEE FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Pacific Securities, Inc. (the *"Company"*), a Hawaii Corporation, was formed on May 13, 1988, and is a wholly-owned subsidiary of Lee Financial Group, Inc., an investment management services organization. The Company is registered as a general securities broker-dealer with the Securities and Exchange Commission.

The Company has a distribution agreement with First Pacific Mutual Fund, Inc. (the *"Fund"*), a non-diversified open-end management investment company. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, a distribution plan adopted by the Fund reimburses the Company for certain expenses incurred in distributing the Fund's shares.

The Company is included in the consolidated federal and state income tax returns of its parent. Income taxes are provided for on a separate return basis only to the extent that income tax expense (credit) is incurred by the consolidated group. Although income tax expense was incurred by the consolidated group for the year ended September 30, 2007, no provision was allocated to the Company, due to the near break-even status of current year operations.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007, the Company had net capital of $37,026, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 2.54%.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lee Financial Securities, Inc.
Honolulu, Hawaii

In planning and performing our audit of the financial statements of Lee Financial Securities, Inc. (the "Company"), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether these practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
November 27, 2007

